Lorenzo A. Bettino
Proxim Corporation  (PROX)
October 25, 2004

                                  Exhibit 99.1
                               Continuation Sheet

Note (1): Pursuant to that certain Securities Purchase Agreement (the "Purchase
          Agreement"), dated as of July 27, 2004, by and among Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), the other purchasers named therein and Proxim Corporation (the "Company"), on October 22, 2004, WP VIII surrendered for cancellation an aggregate of 2,600,000 shares of the Series A Convertible Preferred Stock (the "Series A Preferred Stock") of the Company, 425,186 shares of the Series B Convertible Preferred Stock (the "Series B Preferred Stock") of the Company and Warrants (the "Warrants") to purchase an aggregate of 31,435,165 shares (at issuance) of the Company's Class A Common Stock, par value $0.01 per share (the "Common Stock"), in exchange for 346,680 shares of the Series C Preferred Stock (the "Series C Preferred Stock") of the Company and 142,133,339 shares of Common Stock. The Series A Preferred Stock was convertible by WP VIII, at any time and from time to time, at an initial conversion price of $3.0559 and at an initial conversion rate of approximately 8.1809 shares of Common Stock for each share of Series A Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of Proxim Corporation (the "Series A Certificate of Designations"). The liquidation preference of the Series A Preferred Stock accreted at an annual rate of 8%, compounded semi-annually, as more fully described in the Series A Certificate of Designations. The Series B Preferred Stock was convertible by WP VIII, at any time and from time to time, into shares of Common Stock at an initial conversion price of $1.15, and at an initial conversion rate of approximately 86.96 shares of Common Stock for each share of Series B Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Proxim Corporation (the "Series B Certificate of Designations"). The liquidation preference of the Series B Preferred Stock accreted at an annual rate of 14%, compounded quarterly, as more fully described in the Series B Certificate of Designations. The Warrants were currently exercisable. The liquidation preference of the Series C Preferred Stock accretes at an annual rate of 8.75%, compounded quarterly, as more fully described in the Certificate of Designations, Preferences and Rights of Series C Preferred Stock of Proxim Corporation.

          The sole general partner of WP VIII is Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WP VIII. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, WP VIII, WP and WP LLC may be deemed to be the beneficial owners of the shares of Series C Preferred Stock and the shares of Common Stock. WP and WP LLC disclaim beneficial ownership of such securities, except to the extent of any indirect pecuniary interest therein. Lorenzo A. Bettino is a partner of WP and a member and managing director of WP LLC. As such, Mr. Bettino may be deemed to be the beneficial owner (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) of an indeterminate portion of the securities benefically owned by WP and WP LLC. Mr. Bettino is also a member of the board of directors of the Company. Mr. Bettino disclaims any beneficial ownership of the securities reported herein as owned.

Note (2): The Series A Preferred Stock was to be redeemed by the Company on
          August 5, 2007 for an amount equal to the liquidation value then in effect plus all accrued and unpaid dividends. The Series B Preferred Stock was to be redeemed by the Company on July 30, 2011 for an amount equal to the liquidation value then in effect plus all accrued and unpaid dividends.

Note (3): 1/3 of the shares underlying the stock option vest immediately and 1/3 of the shares underlying the stock option vest on each anniversary date of the grant, such that all of the shares underlying the stock option will be vested and exercisable on the second anniversary of the date of the grant.



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